AURORA CANNABIS INC.

Interim Condensed Consolidated Financial Statements
(Unaudited)

For the three and nine months ended December 31, 2025 and 2024
(in Canadian Dollars)

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

($ thousands)	Note	December 31, 2025	March 31, 2025
		$	$
Assets
Current assets
Cash and cash equivalents		56,363	137,921
Restricted cash	10, 2(c)	45,987	47,407
Short-term investments	13	52,087	—
Accounts receivable		44,186	42,470
Biological assets	3	46,710	51,168
Inventory	4, 2(c)	183,850	187,925
Prepaids and other current assets		14,918	11,215
Assets held for sale		1,735	222
		445,836	478,328

Property, plant and equipment	2(c)	259,110	268,107
Deposits and other long-term assets		4,809	7,722
Lease receivable		4,077	5,256
Intangible assets	5	35,664	45,163
Goodwill	5	25,639	43,871
Deferred tax assets	2(c)	157	4,219
Total assets		775,292	852,666

Liabilities
Current liabilities
Accounts payable and accrued liabilities		68,026	73,605
Income taxes payable		6,424	7,601
Deferred revenue		1,914	1,074
Loans and borrowings - current portion	6	61,775	21,513
Lease liabilities - current portion		6,021	5,381
Provisions		1,775	1,689
		145,935	110,863

Loans and borrowings	6	—	40,194
Lease liabilities	2(c)	33,199	37,495
Derivative liabilities	8(e), 13	4,921	5,531
Other long-term liabilities	13	19,931	48,095
Deferred tax liabilities		3,480	1,897
Total liabilities		207,466	244,075

Shareholders’ equity
Share capital	7	6,997,098	6,991,154
Contributed surplus	8	158,740	158,970
Accumulated other comprehensive income (loss)		(215,034)	(215,208)
Retained earnings (deficit)	2(c)	(6,404,444)	(6,367,745)
Equity attributable to Aurora Cannabis Inc. shareholders		536,360	567,171
Non-controlling interests		31,466	41,420
Total shareholders’ equity		567,826	608,591
Total liabilities and shareholders’ equity		775,292	852,666

Commitments and Contingencies (Note 14).
Subsequent Events (Note 15).

See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss)
(Unaudited)

		Three months ended December 31,		Nine months ended December 31,
($ thousands)	Note	2025	2024(1)	2025	2024(1)
		$	$	$	$
Revenue	12	99,173	95,978	299,919	276,948
Excise taxes	12	(4,982)	(7,780)	(17,339)	(24,193)
Net revenue	11	94,191	88,198	282,580	252,755

Cost of sales	4, 2(c)	48,023	44,876	164,815	141,719
Gross profit before fair value adjustments		46,168	43,322	117,765	111,036

Loss on changes in fair value of inventory and biological assets sold	3, 4	37,964	38,029	115,372	107,104
Gain on changes in fair value of biological assets	3	(38,416)	(69,644)	(104,469)	(156,112)
Gross profit		46,620	74,937	106,862	160,044

Expense
General and administration	2(c)	25,756	23,687	81,848	68,705
Sales and marketing		14,864	13,077	43,648	40,822
Business development costs		442	819	1,124	2,811
Research and development		1,303	929	3,036	2,891
Depreciation and amortization		2,622	2,214	7,234	6,694
Share-based compensation	8	(551)	1,657	6,604	9,144
		44,436	42,383	143,494	131,067

Other income (expenses)
Interest and other income		991	2,601	4,807	8,915
Finance and other costs	2(c), 6	(2,106)	(1,976)	(6,103)	(5,902)
Foreign exchange gain (loss)		(1,945)	3,111	1,649	7,070
Other gains (losses)		(703)	(7,990)	767	(4,443)
Impairment of property, plant and equipment		—	(567)	(525)	(696)
Impairment of intangible assets and goodwill	5	—	—	(31,901)	—
		(3,763)	(4,821)	(31,306)	4,944

Income (loss) before Income tax recovery (expense)		(1,579)	27,733	(67,938)	33,921

Income tax recovery (expense)
Current		(184)	(845)	(553)	(2,630)
Deferred, net	2(c)	20	1,222	(5,798)	1,704
		(164)	377	(6,351)	(926)

Net income (loss) from continuing operations		(1,743)	28,110	(74,289)	32,995
Net income (loss) from discontinued operations, net of tax		(160)	115	(528)	(14,221)

Net income (loss)		(1,903)	28,225	(74,817)	18,774
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Income (loss) and Comprehensive Income (loss)
(Unaudited)

		Three months ended December 31,		Nine months ended December 31,
($ thousands)	Note	2025	2024(1)	2025	2024(1)
		$	$	$	$
Net income (loss) from continuing operations		(1,743)	28,110	(74,289)	32,995
Net income (loss) from discontinued operations, net of tax		(160)	115	(528)	(14,221)
Net income (loss)		(1,903)	28,225	(74,817)	18,774

Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation gain (loss)		953	(255)	174	(8,484)
Total other comprehensive income (loss)		953	(255)	174	(8,484)

Comprehensive income (loss) from continuing operations		(790)	27,855	(74,115)	24,511
Comprehensive income (loss) from discontinued operations		(160)	115	(528)	(14,221)
Comprehensive income (loss)		(950)	27,970	(74,643)	10,290

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		1,980	28,436	(64,335)	35,617
Non-controlling interests		(3,723)	(326)	(9,954)	(2,622)
		(1,743)	28,110	(74,289)	32,995
Net income (loss) from discontinued operations attributable to:
Aurora Cannabis Inc.		(160)	115	(528)	(14,221)
Non-controlling interests		—	—	—	—
		(160)	115	(528)	(14,221)
Comprehensive income (loss) attributable to:
Aurora Cannabis Inc.		2,773	28,296	(64,689)	12,912
Non-controlling interests		(3,723)	(326)	(9,954)	(2,622)
		(950)	27,970	(74,643)	10,290
Net income (loss) per share - basic
Continuing operations	9	$0.03	$0.52	($1.14)	$0.65
Discontinued operations	9	$—	$—	($0.01)	($0.26)
Total operations	9	$0.03	$0.52	($1.15)	$0.39

Net income (loss) per share - diluted
Continuing operations	9	$0.03	$0.51	($1.14)	$0.64
Discontinued operations	9	$—	$—	($0.01)	($0.26)
Total operations	9	$0.03	$0.51	($1.15)	$0.38
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$
Balance, March 31, 2025		56,234,231	6,991,154	158,970	(215,208)	(6,367,745)	41,420	608,591
Share issuance costs		—	(106)	—	—	—	—	(106)
Exercise of stock options	8(a)	77,218	904	(317)	—	—	—	587
Shares issued under share-based compensation plans	8	397,975	5,146	(5,146)	—	—	—	—
Share-based compensation	8	—	—	5,233	—	—	—	5,233
Put option liability		—	—	—	—	28,164	—	28,164
Comprehensive income (loss)		—	—	—	174	(64,863)	(9,954)	(74,643)
Balance, December 31, 2025		56,709,424	6,997,098	158,740	(215,034)	(6,404,444)	31,466	567,826

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit(1)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$
Balance, March 31, 2024		54,545,797	6,971,416	162,351	(206,058)	(6,368,200)	42,097	601,606
Shares issued for business combination		—	(390)	—	—	—	—	(390)
Share issuance costs		—	(46)	—	—	—	—	(46)
Shares issued under share-based compensation plans	8	332,108	6,970	(6,788)	—	—	—	182
Share-based compensation	8	—	—	7,017	—	—	—	7,017
Put option liability		—	—	—	—	(11,281)	—	(11,281)
Comprehensive income (loss)		—	—	—	(8,484)	21,396	(2,622)	10,290
Balance, December 31, 2024		54,877,905	6,977,950	162,580	(214,542)	(6,358,085)	39,475	607,378
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Cash Flows

		Nine months ended December 31,
	Note	2025	2024(1)
		$	$
Operating activities
Net income (loss) from continuing operations		(74,289)	32,995
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets		(104,469)	(156,112)
Changes in fair value of inventory and biological assets sold		115,372	107,104
Depreciation of property, plant and equipment		18,112	16,110
Amortization of intangible assets		697	484
Share-based compensation	8	6,604	9,144
Impairment of property, plant and equipment		525	696
Impairment of intangible assets and goodwill	5	31,901	—
Net interest accrual and accretion		241	1,911
Interest and other income		(17)	—
Deferred tax recovery (expense)		4,987	(1,651)
Other gains (losses)		(1,070)	4,442
Foreign exchange gain (loss)		(1,674)	(7,070)
Deferred compensation amortization		2,854	2,871
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital		(226)	10,924
Changes in non-cash working capital	10	(12,981)	3,263
Net cash provided by (used in) operating activities from continuing operations		(13,207)	14,187
Net cash used in operating activities from discontinued operations		(74)	(1,864)
Net cash provided by (used in) operating activities		(13,281)	12,323

Investing activities
Purchase of short-term investments		(52,087)	—
Proceeds from disposal of marketable securities		—	5,488
Purchase of property, plant and equipment and intangible assets		(17,371)	(14,554)
Proceeds from disposal of property, plant and equipment and assets held for sale		1,342	1,738
Changes in restricted cash	2(c)	816	(4,426)
Cash provided by (used in) investing activities from continuing operations		(67,300)	(11,754)
Net cash provided by (used in) investing activities from discontinued operations		—	1,292
Net cash provided by (used in) investing activities		(67,300)	(10,462)

Financing activities
Proceeds from loans and borrowings	6	3,014	7,353
Repayment of loans and borrowings	6	(3,051)	(6,690)
Net principal payments of lease liabilities		(4,237)	(3,843)
Proceeds from stock option exercise		587	181
Cash provided by (used in) financing activities from continuing operations		(3,687)	(2,999)
Net cash provided by (used in) financing activities from discontinued operations		—	(131)
Net cash provided by (used in) financing activities		(3,687)	(3,130)
Effect of foreign exchange on cash and cash equivalents		2,710	(2,201)
Increase (decrease) in cash and cash equivalents		(81,558)	(3,470)
Cash and cash equivalents, beginning of period	2(c)	137,921	136,095
Cash and cash equivalents, end of period	2(c)	56,363	132,625
(1) Certain previously reported amounts are revised (Note 2(c)).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 1    Nature of Operations

Aurora Cannabis Inc.’s (the “Company” or “Aurora”) principal strategic business lines are focused on the production, distribution and sale of cannabis products in Canada and internationally. The Company currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, and the Caribbean.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd. (“Bevo Farms”), a key supplier of propagated vegetables and ornamental plants in North America. Due to the nature of the plant propagation business, which delivers higher revenue in the late winter and spring months as orders are fulfilled, there is seasonality reflected in the results of operations.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 0J9, Canada. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

Note 2    Material Accounting Policies and Judgments

Preparation of these interim condensed consolidated financial statements requires management to make certain judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. In particular, the impact of geopolitical events, such as imposed tariffs in the North American market, could materially impact customer and supplier arrangements, namely within the plant propagation segment, as well as interest and inflation rates, resulting in increased volatility and near-term uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Refer to Note 4 for revisions to inventory estimates during the three months ended December 31, 2025.

(a)    Basis of Presentation and Measurement

The Company’s unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The interim condensed consolidated financial statements do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with the Company’s March 31, 2025 audited annual consolidated financial statements.

Certain financial balances from fiscal 2025 have been reclassified in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) and interim condensed consolidated statements of cash flows. In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects (Note 2(c)).

These interim condensed consolidated financial statements were authorized for issue by the Audit Committee of the Board of Directors on February 3, 2026.

(b)    Basis of Consolidation

These interim condensed consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert control over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The interim condensed consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

(c) Revisions to Previously Issued Financial Statements

As previously disclosed in the Company’s March 31, 2025 audited annual consolidated financial statements, in connection with the audit of the annual consolidated financial statements as at and for the year ended March 31, 2025, the Company identified an error in inventory and cost of sales arising from intercompany profit eliminations, resulting in an overstatement of inventory and understatement of cost of sales. Additionally, the Company understated its lease liability during a period in which a rent concession was granted by the lessor. In respect of the Company’s presentation of cash and cash equivalents and restricted cash, the Company determined that certain previously reported restricted cash held within its captives was accessible to the Company and therefore not restricted. The unrestricted portion was reclassified to cash and cash equivalents. The Company concluded an amendment of previously-filed audited consolidated financial statements and unaudited interim condensed consolidated financial statements was not required. The revisions are reflected in the comparative period of the Company’s prospective interim condensed consolidated financial statements filings. Refer to note 2(j) to the Company’s consolidated financial statements as at and for the year ended March 31, 2025.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 3    Biological Assets

The following is a breakdown of biological assets:

	December 31, 2025	March 31, 2025
	$	$
Indoor cannabis production facilities	19,707	18,368
Plant propagation production facilities	27,003	32,800
	46,710	51,168

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, March 31, 2025	51,168
Production costs capitalized	85,198
Sale of biological assets	(51,347)
Change in biological asset provision	244
Foreign currency translation	50
Gain (loss) on changes in fair value of biological assets	104,469
Transferred to inventory upon harvest	(143,072)
Balance, December 31, 2025	46,710

During the three and nine months ended December 31, 2025, biological assets expensed to cost of sales of $11.2 million and $51.3 million, respectively, (three and nine months ended December 31, 2024 – $10.1 million and $40.7 million, respectively) including $1.7 million and $9.1 million, respectively, (three and nine months ended December 31, 2024 – $1.2 million and $6.1 million, respectively) related to the changes in fair value of biological assets sold.

a) Indoor cannabis production facilities

As of December 31, 2025, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $3.14 per gram (March 31, 2025 – $3.62 per gram) and the stage of completion of indoor cannabis was 48% (March 31, 2025 - 44%).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	December 31, 2025	March 31, 2025		December 31, 2025	March 31, 2025
Average selling price per gram	$6.62	$6.61	Increase or decrease of $1.00 per gram	$3,539	$3,401
Weighted average yield (grams per plant)	94.81	73.46	Increase or decrease by 5 grams per plant	$1,576	$1,823
Cost per gram to complete production	$1.56	$1.40	Increase or decrease of $1.00 per gram	$3,539	$3,466
(1)Significant inputs and assumptions are in whole numbers as indicated.

During the three and nine months ended December 31, 2025, the Company’s indoor cannabis biological assets produced 16,269 and 40,893 kilograms, respectively, of dried cannabis (three and nine months ended December 31, 2024 – 11,551 and 34,659 kilograms, respectively).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	December 31, 2025	March 31, 2025		December 31, 2025	March 31, 2025
Average selling price per floral/bedding plant	$5.25	$7.38	Increase or decrease by 10%	$1,638	$2,963
Average stage of completion in the production process	62%	69%	Increase or decrease by 10%	$1,892	$1,894
(1)Significant inputs and assumptions are in whole numbers as indicated.

As of December 31, 2025, the weighted average fair value less cost to complete and cost to sell per propagation plant was $3.74 per plant (March 31, 2025 – $3.77).

Note 4    Inventory

	December 31, 2025			March 31, 2025
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	59,486	59,002	118,488	40,369	52,740	93,109
Finished goods	17,568	11,859	29,427	20,655	30,267	50,922
	77,054	70,861	147,915	61,024	83,007	144,031
Extracted cannabis
Work-in-process	10,010	6,705	16,715	10,980	4,917	15,897
Finished goods	6,079	648	6,727	12,998	2,686	15,684
	16,089	7,353	23,442	23,978	7,603	31,581

Supplies and consumables	11,139	—	11,139	11,402	—	11,402

Merchandise and accessories	1,354	—	1,354	911	—	911

Ending balance	105,636	78,214	183,850	97,315	90,610	187,925

During the three and nine months ended December 31, 2025, inventory expensed to cost of sales was $74.8 million and $228.8 million, respectively, (three and nine months ended December 31, 2024 – $72.8 million and $208.1 million, respectively), which included $36.3 million and $106.3 million, respectively (three and nine months ended December 31, 2024 – $36.9 million and $101.0 million, respectively) related to the changes in fair value of inventory sold.
During the three and nine months ended December 31, 2025, the Company recognized $8.5 million and $47.9 million, respectively, in inventory provisions (three and nine months ended December 31, 2024 – $14.8 million and $45.6 million, respectively) consisting of cost of sales of $0.4 million and $18.1 million, respectively (three and nine months ended December 31, 2024 – $3.3 million and $8.9 million, respectively) and changes in fair value of inventory sold of $8.0 million and $29.7 million, respectively (three and nine months ended December 31, 2024 – $11.5 million and $36.7 million, respectively).

The Company employs significant estimates to determine its inventory provision, considering a number of factors. During the three months ended December 31, 2025, the Company revised its estimate for aging inventory. The revision was to account for the salability of aged inventory that is specific to each revenue channel the Company sells into. The change was made to account for the prioritization of sales in higher margin revenue channels. As a result, the change in estimate accounted for a decrease in the inventory provision of $6.6 million as at December 31, 2025.

Note 5    Intangible Assets and Goodwill

At the end of each reporting period, the Company assesses whether events or changes in circumstances have occurred that would indicate that a cash generating unit (“CGU”) or group of CGUs may be impaired. The Company considers external and internal factors, including overall financial performance, market expectations and relevant entity-specific factors.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

The Company has two reportable operating segments: (i) Cannabis and (ii) Plant Propagation. The Cannabis segment comprises the Canadian, EU and Australian CGUs and Plant Propagation comprises of a single CGU. Goodwill of $25.6 million (March 31, 2025 – $25.2 million) from the acquisition of MRA is allocated to the Cannabis segment and goodwill of nil (March 31, 2025 – $18.7 million) from the Bevo acquisition is allocated to the Plant Propagation segment.

CGU and Goodwill Impairments

During the nine months ended December 31, 2025, impairment indicators were identified for the Australian Cannabis and Plant Propagation CGUs. The recoverable amounts were determined based on fair value less cost to dispose (“FVLCD”) using Level 3 inputs in a discounted cash flow (“DCF”) analysis.

The significant assumptions applied in the determination of the recoverable amounts are described below:

i.Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by forecasted revenues, gross margins and earnings before interest, taxes, depreciation and amortization (EBITDA) margins. The Australian Cannabis CGU forecasts are extended to a total of 4 years (and a terminal year thereafter). The Plant Propagation CGU forecasts are extended to a total of 7 years (and a terminal year thereafter). The Company extended the forecast period an additional three years to account for the maturation of the new orchid business.
ii.Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.Post-tax discount rate: The post-tax discount rate is reflective of the CGU’s Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The following table outlines the key assumptions used in calculating the recoverable amount for the CGUs and operating segment tested for impairment as at September 30, 2025 and January 1, 2025:

	Indefinite life intangible impairment testing		Goodwill impairment testing
	Plant Propagation CGU	Australia Cannabis CGU	Plant Propagation
September 30, 2025
Terminal value growth rate	2.5%	2.5%	2.5%
Discount rate	10.3%	10.0%	10.3%
Fair value less cost to dispose	$120,840	$1,158	$120,840
Carrying value	$149,041	$14,374	$149,041

	Indefinite life intangible impairment testing		Goodwill impairment testing
	Plant Propagation	Australia Cannabis CGU	Plant Propagation
January 1, 2025
Terminal value growth rate	3.0%	3.0%	3.0%
Discount rate	11.0%	10.3%	11.0%
Fair value less cost to dispose	$194,294	$23,325	$194,294
Carrying value	$185,156	$14,338	$185,156

CGU impairment

Australia Cannabis CGU

The Company’s Australian Cannabis CGU represents its operations dedicated to distribution and sale of cannabis products within Australia and New Zealand. The Australian marketplace is experiencing increasing competition, resulting in lower than expected revenue. In addition to the key assumptions noted above, forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) margins range from negative 10.3% to positive 1.7% (March 31, 2025, 0.4% – 3.7%) and is a key assumption in determining the recoverable amount of the Australian Cannabis CGU. As at September 30, 2025, the carrying value exceeded the recoverable amount and therefore an impairment to intangible

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

assets of $13.2 million (three and nine months ended December 31, 2024 – nil) was recognized in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) during the nine months ended December 31, 2025.

Plant Propagation Segment and CGU

The Company’s Plant Propagation CGU is dedicated to the propagation of vegetables and ornamental plants within North America and is the single CGU in the Company’s Plant Propagation operating segment. The plant propagation business experienced operational challenges, which is expected to impact revenue and gross margin for the next two years given growth cycle of certain plants in addition to a slower ramp up of the orchid business. In addition to the key assumptions noted above, gross margin forecasted ranges from 19% to 29% (March 31, 2025, 27.8% – 33.2%) and EBITDA margins range from 10% – 22% (March 31, 2025, 20% – 25%). As at September 30, 2025, the carrying value exceeded the recoverable amount and therefore an impairment to goodwill of $18.7 million (three and nine months ended December 31, 2024 – nil) was recognized in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) during the nine months ended December 31, 2025..

Note 6    Loans and Borrowings
On August 25, 2022, through the acquisition of a controlling interest of 50.1% in Bevo, the Company acquired the loans under Bevo’s credit facility (the “Credit Agreement”). The Credit Agreement includes two term loans (“Term Facility 1” and “Term Facility 2”, together the “Term Facilities”) and a Revolver.
On January 21, 2025, the Credit Agreement was amended (“Amended Credit Agreement”), resulting in the settlement of Term Facility 1 with a new loan agreement in the amount of $43.0 million. This includes transfers from the Revolver of $4.0 million and from Term Facility 2 of $5.0 million, which was substantially modified in the Amended Credit Agreement. Additionally, the maturity date of the Term Facilities and Revolver were extended to October 20, 2028 and quarterly interest is variable based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% and 3.00%. The Term Facilities and Revolver are secured against all of Bevo’s propagation facilities. The terms of the Amended Credit Agreement are subject to customary financial and non-financial covenants.
Bevo was not in compliance with its fixed charge coverage ratio financial covenant as at December 31, 2025, September 30, 2025 and June 30, 2025. Accordingly, the Term Facilities are classified as current in the interim condensed consolidated statements of financial position. In addition, subsequent to June 30, 2025, Bevo was not in compliance with a non-financial covenant to provide audited financial statements. Bevo is in discussions with the lender to obtain a waiver for the breaches and enter into an amended credit agreement.
(a) Term Facilities
The changes in the carrying value of the Term Facilities are as follows:

Term Facilities
$
Balance, March 31, 2025	42,493
Interest accretion	105
Principal repayments	(1,746)
Balance, December 31, 2025	40,852
Term Facility 1

The Company currently makes quarterly repayments of $0.5 million, with the balance outstanding payable upon maturity. As at December 31, 2025, the amount outstanding was $40.5 million (March 31, 2025 – $42.0 million) with an average borrowing rate of 5.76% and an effective interest rate of 6.10%.
Term Facility 2
The Amended Credit Agreement allows for multiple advances to a maximum of $6.0 million. Quarterly repayments are required and are based on the amounts drawn upon, with the balance outstanding payable upon maturity. As at December 31, 2025, the total amount drawn from Term Facility 2 was $0.3 million (March 31, 2025 – $0.5 million) with a borrowing rate and effective interest rate of 5.76%.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

(b) Revolver
The total borrowings available under the revolver is $18.0 million until maturity of October 20, 2028. Interest payments are based on daily CORRA, plus an adjustment factor of 0.3%, plus an applicable margin ranging from 1.50% and 3.00%. The undrawn balance of the revolver is subject to a stand-by fee between 0.4% and 0.6%. As at December 31, 2025, the total amount drawn from the revolver was $17.6 million (March 31, 2025 – $16.7 million), with a borrowing rate of approximately 5.67%. The Revolver is classified as current on the interim condensed consolidated statements of financial position.
(c) Creditor Agreement
On March 18, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds totalling $5.0 million pursuant to the Creditor Agreement. The Company advanced funds of $2.5 million, representing their shareholdings which together with accrued interest was originally due on May 31, 2025. As a result of the breach in financial covenant under the Credit Agreement, the principal under the Creditor Agreement shall not be payable to Bevo shareholders until Bevo obtains additional financing from participating shareholders of Bevo and approval from the lender of the Credit Agreement, which is expected to be executed in the fourth quarter of fiscal 2026. The loan bears interest of 17.0% per annum during the extension period.

During the three and nine months ended December 31, 2025, the Company advanced additional funds of $1.0 million and $4.7 million, respectively. The Company’s total advances of $7.6 million, including accrued interest of $0.4 million are eliminated upon consolidation.

During the three months ended December 31, 2025, Bevo’s other participating shareholders contributed an additional $1.6 million. During the nine months ended December 31, 2025, Bevo repaid other participating shareholders $1.0 million. As at December 31, 2025, the outstanding balance is $3.3 million, including accrued interest of $0.2 million and is classified as current on the interim condensed consolidated statements of financial position.

During the three and nine months ended December 31, 2025, total interest expense for loans and borrowings of $1.4 million and $3.9 million, respectively (three and nine months ended December 31, 2024 – $1.3 million and $3.9 million, respectively) was recognized as finance and other costs in the interim condensed consolidated statements of income (loss) and comprehensive income (loss). Accrued interest of $0.5 million (March 31, 2025 – $0.3 million) is recorded in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

Note 7    Share Capital

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value (“Common Shares”).
ii.Unlimited number of Class “A” Shares each with a par value of $1.00.
iii.Unlimited number of Class “B” Shares each with a par value of $5.00.

(b)     Shares Issued and Outstanding

At December 31, 2025, 56,709,424 Common Shares (March 31, 2025 – 56,234,231) were issued and outstanding. As at December 31, 2025, no Class “A” Shares and no Class “B” Shares were issued and outstanding.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, March 31, 2025	7,063,862	46.22
Expired	(7,063,862)	44.18
Balance, December 31, 2025	—	—

Note 8    Share-Based Compensation

(a)     Stock Options

The Option Plan provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The stock options have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period. Stock options expire after five years.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

A summary of stock options outstanding is as follows:

	Stock options	Weighted average exercise price
	#	$
Balance, March 31, 2025	1,760,720	61.68
Granted	435,819	5.90
Exercised	(77,218)	7.60
Forfeited	(20,252)	7.59
Expired	(38,601)	172.71
Balance, December 31, 2025	2,060,468	50.36

The following table summarizes the stock options that are outstanding as at December 31, 2025:

Exercise Price	Expiry Date	Weighted average remaining life	Options outstanding	Options exercisable
$			#	#
5.90 - 23.80	May 31, 2027 - June 24, 2030	3.20	1,894,323	795,295
48.60 - 178.40	February 16, 2026 - February 28, 2027	0.65	103,764	103,764
1,240.80	March 13, 2026	0.20	62,381	62,381
			2,060,468	961,440

During the three and nine months ended December 31, 2025, stock option expense of $0.5 million and $1.8 million, respectively (three and nine months ended December 31, 2024 – $0.7 million and $2.3 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(b)     Restricted Share Units (“RSU”)

Under the terms of the Company’s Restricted Share Unit Plan (the “RSU Plan”), officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The RSUs have a service requirement of three years, vest 1/3 on the anniversary of the grant date and are amortized on an accelerated basis over that period and expire after three years.

A summary of the RSUs outstanding are as follows:

RSUs
#
Balance, March 31, 2025	757,339
Issued	753,398
Vested	(390,413)
Forfeited	(75,798)
Balance, December 31, 2025	1,044,526

During the three and nine months ended December 31, 2025, RSU expense of $0.8 million and $2.8 million, respectively (three and nine months ended December 31, 2024 – $0.9 million and $3.6 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(c)     Deferred Share Units (“DSU”)

Under the terms of the Company’s Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”), non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for a period of 180 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) Common Shares purchased in the open market; or (iv) any combination of the foregoing. DSUs vest immediately upon grant and have no expiry date.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

A summary of the DSUs outstanding are as follows:

DSUs (1)
#
Balance, March 31, 2025	372,602
Issued	106,120
Exercised	(126,262)
Balance, December 31, 2025	352,460
(1)Includes DSUs issued under cash settlement plan Note 8(e).

During the three and nine months ended December 31, 2025, DSU recovery of $0.5 million and expense of $0.7 million, respectively (three and nine months ended December 31, 2024 – recovery of $0.3 million and expense of $0.8 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(d)     Performance Share Units (“PSUs”)

Under the terms of the Company’s Performance Share Unit Plan (the “PSU Plan”), officers, employees and consultants of the Company may be granted PSUs that are released as Common Shares or are paid in cash to the participant equal to the market price of Common Shares on the entitlement date multiplied by the number of performance share units being settled. In each case upon the 3-year cliff vesting date the performance shares units are subject to performance conditions multiplied by the achieved performance ratio. If the performance criteria are not met at the time of vesting the PSU will expire. The PSUs are amortized on a straight line basis over the three year period and expire after three years.

A summary of the PSUs outstanding are as follows:

PSUs(1)
#
Balance, March 31, 2025	1,164,474
Granted	803,003
Vested	(8,975)
Forfeited	(43,314)
Expired	(121,128)
Balance, December 31, 2025	1,794,060
(1)Includes PSUs issued under cash settlement plan Note 8(e).

During the three and nine months ended December 31, 2025, total PSU recovery of $1.3 million and expense of $1.3 million, respectively (three and nine months ended December 31, 2024 – expense of $0.4 million and $2.5 million, respectively) was recognized in share-based compensation in the interim condensed consolidated statements of income (loss) and comprehensive income (loss).

(e) Cash Settled DSUs and PSUs

During the three and nine months ended December 31, 2025, the Company issued DSU’s and PSU’s, which will be settled in cash, pursuant to the DSU Plan and PSU Plan, respectively. The DSUs and PSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability in the interim condensed consolidated statements of financial position and are initially measured at fair value. DSUs are issued in recognition of past service for Directors and are expensed immediately at fair value to share-based compensation expense in the interim condensed consolidated statements of income (loss) and comprehensive income (loss). The DSUs are remeasured each reporting period with the difference recorded to share-based compensation expense. Upon settlement, the DSU’s are re-measured and the derivative liability is extinguished at the remeasured amount. As at December 31, 2025, the related derivative liability was $1.8 million (March 31, 2025 – $2.0 million).

The PSUs subject to cash settlement are classified as a derivative liability in the interim condensed consolidated statements of financial position. They are initially measured at fair value using a Monte Carlo simulation model. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are re-measured at fair value each reporting period with the change in value reflected in share-based compensation expense. As at December 31, 2025, the related derivative liability was $3.0 million (March 31, 2025 – $2.4 million).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 9 Income (loss) per Share

The following is a reconciliation of basic income (loss) per share:

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Net income (loss) from continuing operations attributable to Aurora shareholders	$1,980	$28,436	($64,335)	$35,617
Net income (loss) from discontinued operations attributable to Aurora shareholders	($160)	$115	($528)	($14,221)
Net income (loss) attributable to Aurora shareholders	$1,820	$28,551	($64,863)	$21,396

Weighted average number of Common Shares outstanding	56,700,794	54,877,295	56,467,927	54,704,625

Basic income (loss) per share, continuing operations	$0.03	$0.52	($1.14)	$0.65
Basic income (loss) per share, discontinued operations	$—	$—	($0.01)	($0.26)
Basic income (loss) per share	$0.03	$0.52	($1.15)	$0.39

The following is a reconciliation of diluted income (loss) per share:

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025(1)	2024
	$	$	$	$
Net income (loss) from continuing operations attributable to Aurora shareholders	$1,980	$28,436	($64,335)	$35,617
Net income (loss) from discontinued operations attributable to Aurora shareholders	($160)	$115	($528)	$(14,221)
Net income (loss) attributable to Aurora shareholders	$1,820	$28,551	($64,863)	$21,396

Weighted average number of Common Shares outstanding	56,700,794	54,877,295	56,467,927	54,704,625

Dilutive shares outstanding (1)
Stock options	—	—	N/A	—
RSUs	573,918	428,306	N/A	362,429
PSUs	—	375,978	N/A	335,591
DSUs	49,462	71,398	N/A	71,398
	623,380	875,682	—	769,418

Weighted average dilutive Common Shares	57,324,174	55,752,977	56,467,927	55,474,043

Diluted income (loss) per share, continuing operations(1)	$0.03	$0.51	($1.14)	$0.64
Diluted income (loss) per share, discontinued operations(1)	$—	$—	($0.01)	($0.26)
Diluted income (loss) per share	$0.03	$0.51	($1.15)	$0.38
(1)Diluted earnings per share is not applicable when the impact will decrease loss per share or increase earnings per share.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 10    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Nine months ended December 31,
	2025	2024
	$	$
Accounts receivable	(1,713)	9,830
Biological assets	(34,145)	(42,088)
Inventory	34,040	32,518
Prepaid and other current assets	(4,173)	(1,197)
Accounts payable and accrued liabilities	(6,980)	2,250
Income taxes payable	(1,177)	417
Deferred revenue	840	1,454
Provisions	327	79
Changes in non-cash working capital	(12,981)	3,263

Additional supplementary cash flow information is as follows:

	Nine months ended December 31,
	2025	2024
	$	$
Property, plant and equipment in accounts payable	480	28
Right-of-use asset additions	581	6,106
Amortization of prepaids	12,908	10,153
Interest paid	4,452	3,013
Interest received	(3,501)	(5,830)
Income taxes paid	759	928
Included in restricted cash as of December 31, 2025 is $2.6 million (March 31, 2025 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $0.1 million (March 31, 2025 – $0.1 million) attributed to international subsidiaries and $43.3 million (March 31, 2025 – $43.9 million) of funds reserved for the segregated cell program for insurance coverage and not held for the purpose of meeting short term cash commitments.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 11    Revenue

The Company generates revenue from the transfer of goods at a point-in-time from the revenue streams below. Net revenue from sale of goods reflects the net of actual returns and estimated variable consideration for future returns and price adjustments. The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments.

Three months ended December 31, 2025	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	28,248	5,160	1,486	34,894	6,052	40,946
Australia and New Zealand	10,873	—	—	10,873	—	10,873
Europe	37,124	—	—	37,124	—	37,124
U.S.	—	—	—	—	5,248	5,248
Total net revenue	76,245	5,160	1,486	82,891	11,300	94,191

Three months ended December 31, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	27,295	9,912	1,240	38,447	5,603	44,050
Australia and New Zealand	14,554	—	—	14,554	—	14,554
Europe	26,300	—	—	26,300	—	26,300
U.S.	—	—	—	—	3,294	3,294
Total net revenue	68,149	9,912	1,240	79,301	8,897	88,198

Nine months ended December 31, 2025	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	83,801	19,903	4,330	108,034	12,140	120,174
Australia and New Zealand	34,598	—	—	34,598	—	34,598
Europe	93,144	—	—	93,144	—	93,144
U.S.	—	—	—	—	34,664	34,664
Total net revenue	211,543	19,903	4,330	235,776	46,804	282,580

Nine months ended December 31, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	80,681	31,867	3,610	116,158	11,261	127,419
Australia and New Zealand	38,985	—	—	38,985	—	38,985
Europe	57,000	—	—	57,000	—	57,000
U.S.	—	—	—	—	29,351	29,351
Total net revenue	176,666	31,867	3,610	212,143	40,612	252,755

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 12    Segmented Information

Operating Segments	Notes	Cannabis	Plant propagation	Corporate	Total
		$	$	$	$
Three months ended December 31, 2025
Revenue		87,873	11,300	—	99,173
Excise tax		(4,982)	—	—	(4,982)
Net revenue		82,891	11,300	—	94,191
Cost of sales		34,527	13,496	—	48,023
Gross profit (loss) before fair value adjustments		48,364	(2,196)	—	46,168
General and administration		20,648	1,894	3,214	25,756
Sales and marketing		14,860	4	—	14,864

Three months ended December 31, 2024
Revenue		87,081	8,897	—	95,978
Excise tax		(7,780)	—	—	(7,780)
Net revenue		79,301	8,897	—	88,198
Cost of sales	2(c)	37,957	6,919	—	44,876
Gross profit before fair value adjustments		41,344	1,978	—	43,322
General and administration	2(c)	19,026	1,528	3,133	23,687
Sales and marketing		13,061	16	—	13,077

Operating Segments		Cannabis	Plant propagation	Corporate	Total
		$	$	$	$
Nine months ended December 31, 2025
Revenue		253,115	46,804	—	299,919
Excise tax		(17,339)	—	—	(17,339)
Net revenue		235,776	46,804	—	282,580
Cost of sales		111,964	52,851	—	164,815
Gross profit before fair value adjustments		123,812	(6,047)	—	117,765
General and administration		61,356	4,821	15,671	81,848
Sales and marketing		43,626	22	—	43,648

Nine months ended December 31, 2024
Revenue		236,336	40,612	—	276,948
Excise tax		(24,193)	—	—	(24,193)
Net revenue		212,143	40,612	—	252,755
Cost of sales	2(c)	107,450	34,269	—	141,719
Gross profit before fair value adjustments		104,693	6,343	—	111,036
General and administration	2(c)	54,836	3,569	10,300	68,705
Sales and marketing		40,764	58	—	40,822

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Geographical Segments	Canada	EU	Australia and New Zealand	Total
	$	$	$	$
Non-current assets other than financial instruments
December 31, 2025	265,414	33,349	26,459	325,222
March 31, 2025	294,204	29,751	40,908	364,863

Three months ended December 31, 2025
Net revenue	46,194	37,124	10,873	94,191
Gross profit before fair value adjustments	16,708	26,357	3,103	46,168

Three months ended December 31, 2024
Net revenue	47,344	26,300	14,554	88,198
Gross profit before fair value adjustments	16,943	18,871	7,508	43,322

Nine months ended December 31, 2025
Net revenue	154,838	93,144	34,598	282,580
Gross profit before fair value adjustments	38,864	62,806	16,095	117,765

Nine months ended December 31, 2024
Net revenue	156,770	57,000	38,985	252,755
Gross profit before fair value adjustments	47,323	41,055	22,658	111,036

During the three and nine months ended December 31, 2025 and 2024, there were no customers contributing 10% or more of the Company’s total net revenue.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 13    Fair Value of Financial Instruments
The carrying values of the financial instruments as at December 31, 2025 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	56,363	—	56,363
Restricted cash	45,987	—	45,987
Short-term investments	—	52,087	52,087
Accounts receivable, excluding sales taxes and lease receivable	41,210	—	41,210
Lease receivable	5,634	—	5,634
Financial Liabilities
Accounts payable and accrued liabilities	68,026	—	68,026
Lease liabilities	39,220	—	39,220
Derivative liabilities	—	4,921	4,921
Other long term liabilities	498	—	498
Loans and borrowings	61,775	—	61,775
The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at December 31, 2025
Short-term investments		52,087	—	—	52,087
Other long term liability		498	—	19,433	19,931
Derivative liabilities	7(c), 8(e)	1,912	3,009	—	4,921

As at March 31, 2025
Other long term liability		498	—	47,597	48,095
Derivative liabilities	7(c), 8(e)	3,111	2,420	—	5,531

Short term investments are highly liquid, invested in funds composed of high grade fixed rate or floating rate corporate debt securities, with no fixed maturity date, The funds are publicly traded, having observable inputs and are therefore classified as level 1 on the financial instruments hierarchy.
There were no changes in the nature, characteristics and risks of financial instruments that would result in a change in classification of financial assets and financial liabilities disclosed above. There were no transfers between fair value measurement hierarchy levels during the three and nine months ended December 31, 2025.
Other long-term liability includes the put option arising from the acquisition of Bevo. The put option is valued using a Monte Carlo simulation model. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at December 31, 2025, the present value of the amount payable on exercise of the put option was $19.4 million (March 31, 2025 – $47.6 million), which is recorded in other long-term liability in the interim condensed consolidated statements of financial position. The change during the nine months ended December 31, 2025 of $28.2 million (nine months ended December 31, 2024 – $11.3 million) is recorded in deficit in the interim condensed consolidated statements of changes in equity.

Note 14    Commitments and Contingencies

In the normal course of business, the Company is obligated to make future payments, including contractual obligations and non-cancellable commitments. The Company is also subject to litigation and similar claims in the ordinary course of our business. A discussion of these items is included in the ”Commitments and Contingency” section of the annual consolidated financial statements. Updates to material litigation matters for the three and nine months ended December 31, 2025 are outlined below.

•The claim filed on June 15, 2020 with the Court of King's Bench of Alberta against Aurora and a former officer alleging breach of obligations under a term sheet was dismissed by the court without liability; and

•In the case of the purported securities class action filed on August 10, 2020 with the Court of the King's Bench of Alberta against the Company and certain former executive officers, the Company filed an appeal to the Court’s decision to dismiss the Company’s motion to disallow plaintiff’s Amended Statement of Claim. The appeal hearing is scheduled to occur in April 2026.
As at December 31, 2025, the Company has recognized total legal provisions of $0.8 million (March 31, 2025 – $0.3 million) in provisions on the interim condensed consolidated statements of financial position.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three and nine months ended December 31, 2025 and 2024
($ thousands of Canadian dollars, unless otherwise noted)

Note 15    Subsequent Events

On February 4, 2026, the Company filed a prospectus supplement establishing a new at-the-market equity program (the "ATM Program") that allows the Company to issue and sell up to U.S. $100 million of Common Shares in the capital of the Company from treasury to the public, from time to time, at the Company's discretion, through "at-the-market distributions" as defined in National Instrument 44-102, through the NASDAQ Capital Market (the "NASDAQ") or other marketplace in the United States at the prevailing market price at the time of sale. The Company intends to use proceeds raised under the ATM Program, if any, for strategic and accretive purposes only, including for increased cultivation capacity and potential M&A.

Subsequent to December 31, 2025, the Company made the decision to exit certain markets in the lower margin consumer segment in Canada and will further prioritize the allocation of product and resources to the higher margin global medical cannabis business.

On February 3, 2026, Aurora and its wholly owned subsidiary entered into a definitive agreement with Bevo and Bevo Farms pursuant to which, among other things, Aurora agreed to exchange all of its common shares of Bevo for preferred shares (the “Bevo Preferred Shares”) of Bevo (the “Bevo Transaction”). The closing of the Bevo Transaction remains subject to certain conditions, including Bevo shareholder approval and the consent of Bevo Farms’ lender.

As holder of the Bevo Preferred Shares, Aurora will, among other things, be entitled to an annual 5% dividend on the value of the Bevo Preferred Shares and distributions of 30% of eligible Bevo cashflow (which will increase to 40% following the 15-year anniversary of closing of the Bevo Transaction), which cashflow will first be paid to satisfy any unpaid dividend entitlements on the Bevo Preferred Shares and then be used to redeem the outstanding Bevo Preferred Shares, and 30% of proceeds on a Bevo liquidation event, including any sale of Bevo. The remaining eligible Bevo cash flow and the proceeds on a liquidation event will be distributed to the holders of the common shares of Bevo. Aurora will also have certain customary preferred shareholder protections such as veto rights on the creation or issuance of shares ranking equal to or senior to the Bevo Preferred Shares. Upon the closing of the Bevo Transaction, the Aurora-nominated directors will resign from the board of Bevo and its subsidiaries, and Aurora will no longer have any right to appoint directors. Aurora will retain its entitlement to the earnouts of up to $25 million and $15 million related to the Aurora Sky facility in Edmonton, Alberta and Aurora Sun facility in Medicine Hat, Alberta, respectively, both of which are payable upon Bevo Farms successfully achieving certain financial milestones. As a result of the Bevo Transaction, the assets and liabilities of Bevo will be classified as held-for-sale and remeasured at the lower of their carrying amount and fair value. Any impairment losses which may be recognized upon initial classification as held-for-sale and subsequent gains and losses on re-measurement will be recognized in the consolidated statements of income (loss) and comprehensive income (loss), and the financial results of Bevo, including comparative periods, will be restated and presented as a discontinued operation, separate from continuing operations. The financial results of Bevo will no longer be consolidated in Aurora’s financial statements subsequent to the closing of the Bevo Transaction. In addition, on closing of the Bevo Transaction, Aurora will transfer the shareholder loans owing to Aurora by Bevo Farms in exchange for $5.5 million in cash.